EXHIBIT 2

Via Facsimile (832) 239-6210
Original to follow via FedEx

July 21, 2004

Plains Resources Inc.
700 Milam Street, Suite 3100
Houston, TX 77002
Attn: The Board of Directors


Gentlemen:


In a letter dated July 20, 2004, Vulcan Energy is attempting to convince you and Plains Resources shareholders that PLX stock is worth a deep discount to where it currently trades. Vulcan argues that if the company remains public and completes a recapitalization, the stock's value will plummet by 30% or more.

We think commonsense dictates that sellers should not rely on buyers' stated estimates of value because the buyer's goal is obviously to buy at the lowest possible price.

Leucadia National Corporation and Pershing Square, L.P. have nothing to gain from encouraging the company to stay public and completing a recapitalization other that what Pershing Square will receive from continuing as an owner of PLX stock. As you know, Pershing Square has agreed that it will not tender its shares into a $18.00 per share self-tender by the company. If Vulcan is correct, this means that Pershing Square will lose nearly $10 million from its investment in the company.

While we can debate for many hours about projections in a cash flow model, we think a few simple facts will help the board understand why we think $17.25 is inadequate.

o In their July 20th letter, Vulcan argues that the net asset value of Plains Resources is between $529 million and $554 million or $21 to $22 per share before deducting more than $200 million for a "40% tax liability." We do not believe that Plains Resources should or will sell its interest in Plains All American Pipeline, L.P. As a result, we believe this tax liability is not in fact a liability that will be incurred. At $17.25, PLX shareholders would be selling their stock at an 18% or greater discount to net asset value using the buyer's estimates for the value of the PAA GP and Calumet Florida. At $17.25, we believe that Vulcan is paying nothing for PLX's ownership of PAA's general partner.

o While Vulcan attempts to poke holes in our financial model, we believe our analysis is conservative. The value of PLX is driven largely by the growth rate in PAA's distributions over the next ten or more years. Since PAA became a public company, it has grown its quarterly distributions at a 5.8% annual rate. In our model, we have assumed that PAA's distributions over 10 years grow by 4.4% per annum, which is less than PAA's and the MLP universe's distribution growth rate.


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o    Vulcan argues that a 12.5 multiple is appropriate because it is an historic multiple for PLX. Since PLX's free-cash-flow-per-share growth rate will now accelerate as a result of the distribution share with the GP going from 25% to 50%, we believe that PLX is most directly comparable with Crosstex
     Energy Inc. which recently crossed over to the 50% high GP split and is in the process of using up its remaining NOLs. Crosstex trades at 24.7 times 2005 cash earnings. We believe that improved governance will also contribute to an increased trading price for PLX.

o If one accepts Vulcan's analysis, they are saying that Vulcan is vastly overpaying for PLX, and that Vulcan is doing shareholders of PLX a great service. They are begging PLX shareholders to accept a gift of approximately four dollars or more per share above their estimated values of PLX. We wonder whether their internal projections are as pessimistic as the ones presented to shareholders in their most recent SEC public filings.

o In considering our recapitalization proposal please note that Mr. William Hitchcock, the Chairman of the Special Committee, the only truly independent member of PLX's board, and a large owner of PLX stock is reportedly voting against the merger and recommending that the company stay public and complete a recapitalization.

o Similarly in considering our proposal, please note that Glass-Lewis, a highly respected independent proxy analysis firm chaired by the former Chief Accountant of the SEC, yesterday recommended that its clients vote against the $17.25 PLX merger.

We think Vulcan is underestimating the intelligence of PLX shareholders. With nothing to gain but appreciation of its investment in PLX stock, Pershing Square has informed us that it is voting against the PLX merger.

Cordially,

/s/ Ian M. Cumming

Ian M. Cumming